

Mail Stop 4631

March 18, 2010

Mr. John G. Sznewajs
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

> **RE:    Masco Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 16, 2010**
> **File #1-5794**

Dear Mr. Sznewajs:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies and Estimates, page 17
Goodwill and Other Intangible Assets, page 19

1. We note from your disclosure that changes in the estimated fair value of your reporting units may result in additional impairment charges. We also note that your sales and operating profits continue to suffer in the current economic environment. To the extent that any of your reporting units have estimated fair

values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the unit.
- A description of the material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumptions
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Employee Retirement Plans, page 21

2. With a view towards future disclosure, please address the following items:
   - We note that you have decreased your discount rate. Please tell us what underlying factors led to changes in your discount rates as of and during each period presented and if and how that change impacted your benefit estimates.
   - We note your disclosure on page 67 that, at December 31, 2009, 71% of your plan assets are in equity securities and 26% are in debt securities. We further note your investment objectives include a long-term target allocations are 70% for equity securities and 25% for debt securities. It appears that your investment objectives have changed since you disclosed in your Form 10-K for the fiscal year ended December 31, 2008 that your long-term target allocations were 80% for equity securities and 10% for debt securities. Please provide a specific and comprehensive discussion regarding the underlying reasons for the changes in your long-term target allocations and if and how the changes have impacted your benefit estimates.
   - We note that your expected return on plan assets continues to be 8%. Please provide a specific and comprehensive discussion regarding how you have considered the current economic environment and your actual return rate in recent periods in determining your expected return.
   - Please provide a specific and comprehensive discussion regarding how you have considered your change in asset categories in determining your expected return on plan assets.

   Please ensure that any revised disclosures are included in your next periodic report.

Income Taxes, page 22

3.  We note your disclosure regarding the realizability of $150 million of your deferred tax assets.  Please revise future filings to quantify the impact of each of the tax–planning strategies you intend to employ.  In addition, please include a more specific discussion of the operating assets you may sell and what the impact would be on your business strategy.

Consolidated Results of Operations and Business Segment and Geographic Area Results, pages 26 and 30
General

4.  We note your discussion of the various factors that impacted your results such as volume, prices, fixed costs and certain products.  We previously commented on your MD&A in our review of your Form 10-K for the fiscal year ended December 31, 2007.  In your response letter dated November 19, 2008, you committed to providing more quantitative information.  We again urge you to find ways to provide a more quantified discussion of the various factors that impact your results.  It appears that this disclosure would enable readers to better understand your results in a more informative and transparent manner.  Please tell us your intentions in this matter.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,


John Hartz
Senior Assistant Chief Accountant